Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended September 30, 2013 compared to the three-month period ended September 30, 2012

During the three-month periods ended September 30, 2013 and 2012, we had an average of 51.0 and 47.1 vessels, respectively, in our fleet. In the three-month period ended September 30, 2013, we accepted delivery of the newbuild vessels Valiant and Valence with an aggregate TEU capacity of 17,654, the secondhand vessel X-Press Padma with a TEU capacity of 1,645, which was acquired pursuant to the Framework Agreement with York, and we sold the vessel MSC Antwerp, with a TEU capacity of 3,883. Furthermore, pursuant to the Framework Agreement with York, we signed shipbuilding contracts with a shipyard for the construction of two container vessels of about 9,000 TEU capacity, subject to upgrade. In the three-month period ended September 30, 2012, we accepted delivery of the secondhand vessels Stadt Luebeck and Messini with an aggregate TEU capacity of 3,536, and we sold the secondhand vessel Horizon for scrap with a TEU capacity of 1,068. In the three-month periods ended September 30, 2013 and 2012, our fleet ownership days totaled 4,696 and 4,337 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$94.9	$110.1	$15.2	16.0%
Voyage expenses	(1.7)	(0.6)	(1.1)	(64.7%)
Voyage expenses – related parties	(0.7)	(0.8)	0.1	14.3%
Vessels operating expenses	(28.3)	(29.6)	1.3	4.6%
General and administrative expenses	(1.0)	(1.0)	-	-

Management fees – related parties	(3.8)	(4.3)	0.5	13.2%
Amortization of dry-docking and special survey costs	(2.1)	(2.1)	-	-
Depreciation	(20.3)	(23.7)	3.4	16.7%
Loss on sale/disposal of vessels	(5.6)	(5.9)	0.3	5.4%
Foreign exchange losses	(0.1)	(0.1)	-	-
Interest income	0.4	-	(0.4)	(100.0%)
Interest and finance costs	(19.6)	(22.8)	3.2	16.3%
Equity gain on investments	-	0.3	0.3	100.0%
Gain on derivative instruments	0.4	1.4	1.0	250.0%
Net Income	$12.5	$20.9

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended September 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$94.9	$110.1	$15.2	16.0%
Accrued charter revenue	2.9	4.0	1.1	37.9%
Voyage revenue adjusted on a cash basis	$97.8	$114.1	$16.3	16.7%

Fleet operational data	Three-month period ended September 30,			Percentage Change
	2012	2013	Change

Average number of vessels	47.1	51.0	3.9	8.3%
Ownership days	4,337	4,696	359	8.3%
Number of vessels under dry-docking	4	2	(2)

Voyage Revenue

Voyage revenue increased by 16.0%, or $15.2 million, to $110.1 million during the three-month period ended September 30, 2013, from $94.9 million during the three-month period ended September 30, 2012. This increase is mainly due to (i) revenue earned by the newbuild vessels delivered to us during the nine month period ended September 30, 2013; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended September 30, 2013, compared to the three-month period ended September 30, 2012, and (iii) revenues not earned by vessels which were sold for scrap during the nine month period ended September 30, 2013.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 16.7%, or $16.3 million, to $114.1 million during the three-month period ended September 30, 2013, from $97.8 million during the three-month period ended September 30, 2012. This increase is mainly due to (i) revenue earned by the newbuild vessels delivered to us during the nine month period ended September 30, 2013; partly offset by (ii) decreased charter rates in certain of our vessels during the three-month period ended September 30, 2013, compared to the three-month period ended September 30, 2012, and (iii) revenues not earned by vessels which were sold for scrap during the nine month period ended September 30, 2013.

Voyage Expenses

Voyage expenses decreased by 64.7% or $1.1 million, to $0.6 million during the three-month period ended September 30, 2013, from $1.7 million during the three-month period ended September 30, 2012. Voyage expenses mainly include (i) off-hire expenses of our fleet, mainly related to fuel consumption and (ii) third party commissions. The decrease during the three month period ended September 30, 2013, compared to the three month period ended September 30, 2012, is mainly attributable to the decreased off-hire expenses, mainly relating to bunkers consumption.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million during the three month period ended September 30, 2013 and in the amount of $0.7 million during the three-month period ended September 30, 2012, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/ (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 4.6%, or $1.3 million, to $29.6 million during the three-month period ended September 30, 2013, from $28.3 million during the three-month period ended September 30, 2012. The increase was partly attributable to the increased ownership days of our fleet during the three-month period ended September 30, 2013 compared to the three-month period ended September 30, 2012.

General and Administrative Expenses

General and administrative expenses were $1.0 million during the three-month period ended September 30, 2013 and for the three-month period ended September 30, 2012.  General and administrative expenses for the three-month periods ended September 30, 2013 and 2012, include $0.25 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 13.2%, or $0.5 million, to $4.3 million during the three-month period ended September 30, 2013, from $3.8 million during the three-month period ended September 30, 2012. The increase was primarily attributable to (i) the inflation related upward adjustment by 4% of the management fee for each vessel (effective January 1, 2013), as provided under our group management agreement and (ii) the increased average number of vessels during the three month period ended September 30, 2013, compared to the three month period ended September 30, 2012.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.1 million for the three-month period ended September 30, 2013 and $2.1 million for the three-month period ended September 30, 2012. During the three-month periods ended September 30, 2013 and 2012, two vessels and four vessels, respectively, underwent their special survey. During the three-month period ended September 30, 2013, three vessels (one of which was in process as at June 30, 2013) completed their respective works. During the three-month period ended September 30, 2012, four vessels completed their respective works.

Depreciation

Depreciation expense increased by 16.7%, or $3.4 million, to $23.7 million during the three-month period ended September 30, 2013, from $20.3 million during the three-month period ended September 30, 2012. The increase was mainly attributable to the depreciation expense charged for the six newbuilding vessels delivered to us during the nine month period ended September 30, 2013, partly offset by the depreciation expense not charged for the vessels sold for scrap during the nine month period ended September 30, 2013.

Loss on Sale/Disposal of Vessels

During the three-month period ended September 30, 2013, we recorded a loss of $5.9 million from the sale of one vessel. During the three-month period ended September 30, 2012, we recorded a net loss of $5.6 million from the sale of the vessel Horizon (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena).

Foreign Exchange Losses

Foreign exchange losses were $0.1 million during the three-month period ended September 30, 2013 and $0.1 million during the three-month period ended September 30, 2012.

Interest Income

Interest income decreased by 100.0% or $0.4 million, to nil during the three-month period ended September 30, 2013, from $0.4 million during the three month period ended September 30, 2012. The decrease is mainly attributable to the decreased average cash balance during the three month period ended September 30, 2013, compared to the three month period ended September 30, 2012.

Interest and Finance Costs

Interest and finance costs increased by 16.3%, or $3.2 million, to $22.8 million during the three-month period ended September 30, 2013, from $19.6 million during the three-month period ended September 30, 2012. The increase is mainly attributable to the increased interest expense charged to the consolidated income statement in relation with the loan facilities of the six newbuild vessels which were delivered to us during the nine month period ended September 30, 2013.

Equity Gain on Investments

The equity gain on investments of $0.3 million represents our share of the net earnings of five jointly owned ship-owning companies acquired pursuant to the Framework Agreement with York. We hold 49% of the capital stock of each ship-owning company.

Gain on Derivative Instruments

The fair value of our 27 interest rate derivative instruments which were outstanding as of September 30, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2013, the fair value of these 27 interest rate derivative instruments in aggregate amounted to a liability of $114.7 million. Twenty-six of the 27 interest rate derivative instruments that were outstanding as at September 30, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Other Comprehensive Income” (“OCI”)”.  For the three-month period ended September 30, 2013, a net gain of $1.8 million has been included in “OCI” and a gain of $1.4 million has been included in “Gain/ (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended September 30, 2013.

Cash Flows

Three-month periods ended September 30, 2013 and 2012

Condensed cash flows	Three-month period ended September 30,
(Expressed in millions of U.S. dollars)	2012	2013
Net Cash Provided by Operating Activities	$39.4	$50.8
Net Cash Used in Investing Activities	$(55.3)	$(148.2)
Net Cash Provided by (Used in) Financing Activities	$(8.6)	$105.4

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended September 30, 2013, increased by $11.4 million to $50.8 million, compared to $39.4 million for the three-month period ended September 30, 2012. The increase was primarily attributable to increased cash from operations of $16.4 million due to cash generated from the charters of the six newbuild vessels delivered to us during the nine month period ended September 30, 2013 and to decreased dry-docking payments of $2.5 million, partly offset by unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.3 million and increased payments for interest (including swap payments) of $4.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $ 148.2 million in the three-month period ended September 30, 2013, which consisted of (a) $158.4 million advance payments for the construction and purchase of three newbuild vessels, (b) $4.3 million in payments for the acquisition of one secondhand vessel, (c) $8.8 million in payments, pursuant to the Framework Agreement with York, to hold a 49% equity interest in jointly-owned companies, (d) $7.2 million net proceeds we received from the sale for scrap of MSC Antwerp and (e) $16.0 million received, pursuant to the Framework Agreement with York, for York’s 51% equity interest in the ship-owning companies which own the vessels Petalidi, Ensenada Express and X-Press Padma and for initial working capital for such ship-owning companies.

Net cash used in investing activities was $55.3 million in the three-month period ended September 30, 2012, which consisted of (a) $39.9 million advance payments for the construction and purchase of four newbuild vessels, (b) $18.8 million in payments for the acquisition of two secondhand vessels and (c) $3.4 million we received from the sale of one vessel.

Net Cash Provided By (Used In) Financing Activities

Net cash provided by financing activities was $105.4 million in the three-month period ended September 30, 2013, which mainly consisted of (a) $46.3 million of indebtedness that we repaid, (b) $126.0 million we drew down from three of our credit facilities (c) $20.2 million we paid for dividends to our stockholders for the second quarter of 2013 and (d) $48.0 million net proceeds we received from our public offering in August 2013, of 2.0 million shares of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares, net of underwriting discounts and expenses incurred in the offering.

Net cash used in financing activities was $8.6 million in the three month period ended September 30, 2012, which mainly consists of (a) $39.1 million of indebtedness that we repaid, (b) $41.9 million we drew down from three of our credit facilities, (c) $18.3 million we paid for dividends to our stockholders for the second quarter of the year 2012

Results of Operations

Nine-month period ended September 30, 2013 compared to the nine-month period ended September 30, 2012

During the nine month periods ended September 30, 2013 and 2012, we had an average of 49.0 and 46.7 vessels, respectively, in our fleet. In the nine-month period ended September 30, 2013, we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor, Value, Valiant and Valence with an aggregate TEU capacity of 52,962, the secondhand vessel Venetiko with a TEU capacity of 5,928, the secondhand vessels Petalidi, Ensenada Express and X-Press Padma, which were acquired pursuant to the Framework Agreement with York, with an aggregate TEU capacity of 8,383, and we sold three vessels MSC Washington, MSC Austria and MSC Antwerp with an aggregate TEU capacity of 11,343. Furthermore, pursuant to the Framework Agreement with York, we signed shipbuilding contracts with a shipyard for the construction of two container vessels of about 9,000 TEU, subject to upgrade.  In the nine-month period ended September 30, 2012, we accepted delivery of five secondhand vessels MSC Ulsan, Koroni, Kyparissia, Stadt Luebeck and Messini with an aggregate TEU capacity of 15,352 and we sold four vessels Gather, Gifted, Genius I and Horizon with an aggregate TEU capacity of 9,834. In the nine-month periods ended September 30, 2013 and 2012, our fleet ownership days totaled 13,373 and 12,789 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2012	2013	Change	Change

Voyage revenue	$291.0	301.7	$10.7	3.7%
Voyage expenses	(4.0)	(2.5)	(1.5)	(37.5%)
Voyage expenses – related parties	(2.2)	(2.3)	0.1	4.5%
Vessels operating expenses	(84.7)	(85.9)	1.2	1.4%
General and administrative expenses	(3.1)	(3.3)	0.2	6.5%

Management fees – related parties	(11.4)	(12.3)	0.9	7.9%
Amortization of dry-docking and special survey costs	(6.0)	(6.1)	0.1	1.7%
Depreciation	(60.2)	(65.2)	5.0	8.3%
Gain/ (Loss) on sale/disposal of vessels	(4.3)	0.5	4.8	111.6%
Foreign exchange gains	0.2	0.2	-	-
Interest income	1.1	0.4	(0.7)	(63.6%)
Interest and finance costs	(57.8)	(56.9)	(0.9)	(1.6%)
Equity gain on investments	-	0.3	0.3	100.0%
Other	(0.1)	0.8	0.9	900.0%
Gain/ (loss) on derivative instruments	(0.3)	6.8	7.1	2,366.7%
Net Income	$58.2	$76.2

(Expressed in millions of U.S. dollars,	Nine-month period ended September 30,			Percentage
except percentages)	2012	2013	Change	Change
Voyage revenue	$291.0	$301.7	$10.7	3.7%
Accrued charter revenue	3.9	10.7	6.8	174.4%
Voyage revenue adjusted on a cash basis	$294.9	$312.4	$17.5	5.9%

Fleet operational data	Nine-month period ended September 30,			Percentage
	2012	2013	Change	Change
Average number of vessels	46.7	49.0	2.3	4.9%
Ownership days	12,789	13,373	584	4.6%
Number of vessels under dry-docking	6	7	1

Voyage Revenue

Voyage revenue increased by 3.7%, or $10.7 million, to $301.7 million during the nine-month period ended September 30, 2013, from $291.0 million during the nine-month period ended September 30, 2012.  The increase in Voyage revenue is mainly due to (i) the revenue earned by the six newbuild vessels delivered to us during the nine month period ended September 30, 2013; partly offset (ii) by decreased charter rates in certain of our vessels during the nine-month period ended September 30, 2013, compared to the nine-month period ended September 30, 2012, and (iii) revenues not earned by vessels which were sold for scrap during the nine month period ended September 30, 2013.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 5.9%, or $17.5 million, to $312.4 million during the nine-month period ended September 30, 2013, from $294.9 million during the nine-month period ended September 30, 2012. The increase is attributable to the cash revenue earned by the six newbuild vessels delivered to us during the nine month period ended September 30, 2013; partly offset by cash revenue not earned from vessels disposed during the nine month period ended September 30, 2013.

Voyage Expenses

Voyage expenses decreased by 37.5%, or $1.5 million, to $2.5 million during the nine-month period ended September 30, 2013, from $4.0 million during the nine-month period ended September 30, 2012. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly bunkers consumption and by the decreased third party commissions charged to us during the nine month period ended September 30, 2013, compared to the nine month period ended September 30, 2012.

Voyage Expenses – related parties

Voyage expenses – related parties increased by 4.5% or $0.1 to $2.3 million during the nine-month period ended September 30, 2013, from $2.2 million during the nine-month period ended September 30, 2012 and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain /(loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 1.4% or $1.2 million to $85.9 million during the nine-month period ended September 30, 2013, from $84.7 million during the nine-month period ended September 30, 2012. The increase was mainly attributable to the increased ownership days of our fleet during the nine-month period ended September 30, 2013 compared to the nine-month period ended September 30, 2012.

General and Administrative Expenses

General and administrative expenses increased by 6.5%, or $0.2 million, to $3.3 million during the nine-month period ended September 30, 2013, from $3.1 million during the nine-month period ended September 30, 2012.   Furthermore, General and administrative expenses for the nine-month periods ended September 30, 2013 and September 30, 2012, include $0.75 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 7.9%, or $0.9 million, to $12.3 million during the nine-month period ended September 30, 2013, from $11.4 million during the nine-month period ended September 30, 2012. The increase was primarily attributable to (i) the inflation related upward adjustment by 4% of the management fee for each vessel (effective January 1, 2013), as provided under our group management agreement and (ii) the increased average number of vessels during the nine month period ended September 30, 2013, compared to the nine month period ended September 30, 2012.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the nine-month periods ended September 30, 2013 and 2012, was $6.1 million and $6.0 million, respectively. During the nine-month periods ended September 30, 2013 and 2012, seven vessels and six vessels, respectively, underwent their special surveys.

Depreciation

Depreciation expense increased by 8.3%, or $5.0 million, to $65.2 million during the nine-month period ended September 30, 2013, from $60.2 million during the nine-month period ended September 30, 2012. The increase was primarily attributable to the depreciation expense charged for the six newbuild vessels delivered to us during the nine month period ended September 30, 2013.

Gain/ (Loss) on Sale/Disposal of Vessels

During the nine-month period ended September 30, 2013, we recorded a net gain of $0.5 million from the sale of three vessels. During the nine-month period ended September 30, 2012, we recorded a net loss of $4.3 million mainly from the sale of four vessels (including the effect of the partial reversal of a provision recorded in 2011 for costs associated with the grounding of the vessel Rena).

Foreign Exchange Gains

Foreign exchange gains amounted to $0.2 million and $0.2 million during the nine-month periods ended September 30, 2013 and 2012, respectively.

Interest Income

During the nine-month period ended September 30, 2013, interest income decreased by 63.6%, or $0.7 million, to $0.4 million from $1.1 million during the nine-month period ended September 30, 2012.

Interest and Finance Costs

Interest and finance costs decreased by 1.6%, or $0.9 million, to $56.9 million during the nine-month period ended September 30, 2013, from $57.8 million during the nine-month period ended September 30, 2012. The decrease is mainly attributable to (i) the capitalized interest in relation with our newbuilding program, (ii) the decreased commitment fees charged to us, partly offset by the increased interest expense charged to our consolidated income statement in relation with the loan facilities of the six newbuild vessels which were delivered to us during the nine month period ended September 30, 2013.

Equity Gain on Investments

The equity gain on investments of $0.3 million represents our share of the net earnings of five jointly owned ship-owning companies acquired pursuant to the Framework Agreement with York. We hold 49% of the capital stock of each ship-owning company.

Gain/ (Loss) on Derivative Instruments

The fair value of our 27 interest rate derivative instruments which were outstanding as of September 30, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of September 30, 2013, the fair value of these 27 interest rate derivative instruments in aggregate amounted to a liability of $114.7 million. Twenty-six of the 27 interest rate derivative instruments that were outstanding as at September 30, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Other Comprehensive Income” (“OCI”).  For the nine-month period ended September 30, 2013, a gain of $59.1 million has been included in “OCI” and a gain of $7.0 million has been included in “Gain/ (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the nine-month period ended September 30, 2013.

Cash Flows

Nine-month periods ended September 30, 2013 and 2012

Condensed cash flows	Nine-month periods ended September 30,
(Expressed in millions of U.S. dollars)	2012	2013
Net Cash Provided by Operating Activities	$123.4	$128.9
Net Cash Used in Investing Activities	$(162.0)	$(513.1)
Net Cash Provided by Financing Activities	$157.7	$237.3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the nine-month period ended September 30, 2013, increased by $5.5 million to $128.9 million, compared to $123.4 million for the nine-month period ended September 30, 2012. The increase was primarily attributable to increased cash from operations of $17.5 million due to cash generated from the charters of the six newbuild vessels delivered to us during the nine month period ended September 30, 2013 and to decreased dry-docking payments of $2.7 million, partly offset by unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $15.0 million and increased payments for interest (including swap payments) of $2.8 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $513.1 million in the nine-month period ended September 30, 2013, which consisted primarily of (a) $482.4 million advance payments for the construction and purchase of ten newbuild vessels, (b) $51.9 million in payments for the acquisition of four secondhand vessels, (c) $8.8 million in payments, pursuant to the Framework Agreement with York, to hold a 49% equity interest in jointly-owned companies, (d) $13.9 million net proceeds we received from the sale for scrap of MSC Antwerp and MSC Austria (including $0.6 million in payments for expenses related to the sale of MSC Washington) and (e) $16.0 million we received, pursuant with the Framework Agreement with York, for York’s 51% equity interest in the ship-owning companies of the vessels Petalidi, Ensenada Express and X-Press Padma and for initial working capital for such ship-owning companies.

Net cash used in investing activities was $162.0 million in the nine-month period ended September 30, 2012, which primarily consisted of (a) $109.0 million advance payments for the construction and purchase of seven newbuild vessels, (b) $73.7 million in payments for the acquisition of five secondhand vessels, and (c) $20.8 million we received from the sale of four vessels.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $237.3 million in the nine-month period ended September 30, 2013, which mainly consisted of (a) $120.5 million of indebtedness that we repaid, (b) $ 377.8 million we drew down from four of our credit facilities, (c) $60.6 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012, and the first and second quarters of 2013 and (d) $48.0 million net proceeds we received from our public offering in August 2013 of 2.0 million shares of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Shares, net of underwriting discounts and expenses incurred in the offering.

Net cash provided by financing activities was $157.7 million in the nine-month period ended September 30, 2012, which mainly consisted of (a) $129.3 million of indebtedness that we repaid, (b) $241.2 million we drew down from five of our credit facilities, (c) $52.9 million, we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011, and the first and second quarters of 2012 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.
Liquidity and Capital Expenditures

Cash and cash equivalents

As of September 30, 2013, we had a total cash liquidity of $ 175.1 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of October 23, 2013, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
MESSINI	1997	2,458

(*) Does not include three secondhand vessels acquired and two newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of October 23, 2013, we had outstanding commitments relating to our contracted newbuilds aggregating approximately $200.0 million payable in installments until the vessels are delivered.

Conference Call details:

On Thursday, October 24, 2013 at 8:30 a.m., EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until November 25, 2013. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10035479.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 60 containerships, with a total capacity in excess of 350,000 TEU, including six newbuild containerships on order. Five of our containerships, including two newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management LLC by vessel-owning joint venture entities in which we hold a 49% equity interest.  The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison & Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

Fleet List

The tables below provide additional information, as of October 23, 2013, about our fleet of 60 containerships, including our newbuilds on order and the vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
7	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
8	VALOR	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
9	VALUE	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
10	VALIANT	Evergreen	2013	8,827	7 years(i)	41,700	June 2020(i)	41,700
11	VALENCE	Evergreen	2013	8,827	7 years(i)	41,700	July 2020(i)	41,700
12	NAVARINO		2010	8,531
13	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
14	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
15	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
16	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
17	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	26,627
18	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	27,929
19	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	26,864
20	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,951
21	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,602
22	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	30,346
23	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	30,993
24	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	31,115
25	VENETIKO (iii)	PIL	2003	5,928	1.0 year	14,500	March 2014	14,500
26	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000	May 2015	19,000
27	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
28	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150(11)	September 2015	23,150
29	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150(11)	September 2015	23,150
30	ZIM PIRAEUS(iv)	ZIM	2004	4,992	10 years	22,150(12)	September 2015	24,463
31	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
32	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
33	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
34	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
35	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
36	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
37	MSC KYOTO	MSC	1981	3,876	9.5 years	13,500(13)	September 2018	13,500
38	KORONI	Evergreen	1998	3,842	2 years	11,500	April 2014	11,500
39	KYPARISSIA	Evergreen	1998	3,842	2 years	11,500	May 2014	11,500
40	KARMEN	Sea Consortium	1991	3,351	1.7 years	6,750	November 2013	6,750
41	MARINA	Evergreen	1992	3,351	1.8 years	7,000	February 2014	7,000
42	KONSTANTINA	Evergreen	1992	3,351	1.0 year	7,550	October 2013	7,550
43	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
44	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
45	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	February 2014	8,100
46	MSC REUNION(v)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
47	MSC NAMIBIA II(v)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
48	MSC SIERRA II(v)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
49	MSC PYLOS(v)	MSC	1991	2,020	3 years	11,500	January 2014	11,500
50	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	7,650(14)	June 2015	7,965
51	PROSPER	COSCO	1996	1,504	1.0 year	7,350	March 2014	7,350
52	ZAGORA	MSC	1995	1,162	3.7 years	5,700	April 2015	5,700
53	PETALIDI(*)	CMA CGM	1994	1,162	1.0 years	6,300	June 2014	6,300
54	STADT LUEBECK	CMA CGM	2001	1.078	1.7 years	6,400(15)	July 2014	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)	Capacity (TEU) (16)
1	Hull S4024	Sungdong Shipbuilding	Evergreen	November 2013	8,827
2	H1068A	Jiangnan Changxing	MSC	December 2013	9,403
3	H1069A	Jiangnan Changxing	MSC	January 2014	9,403
4	H1070A	Jiangnan Changxing	MSC	March 2014	9,403
5	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015	9,000(17)
6	NCP0114(*)	Hanjin Subic Bay		4th Quarter 2015	9,000(17)

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between October 23, 2013 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.
(5)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.
(6)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.
(7)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.
(8)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(9)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(10)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(11)
We have agreed to defer payment of 30% of the daily charter rate under our charter agreements until December 31, 2013, which the charterer is required to pay to us no later than July 2015. The charterer has the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)
This charter rate changes on May 9, 2014 to $15,000 per day until the earliest redelivery date. We have agreed to defer payment of 17.5% of the daily charter rate under our charter agreements until December 31, 2013, which the charterer is required to pay to us no later than July 2015. The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred during the period July 2009 to December 2012.

(13)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(14)	This charter rate changes on July 27, 2014 to $8,225 per day until the earliest redelivery date.
(15)	The charterer has a unilateral option to extend the charter of the vessel for a period of six months at a rate of $8,500 per day.
(16)	Based on updated vessel specifications.
(17)	Subject to upgrade.

(i)	Assumes exercise of Owners unilateral options to extend the charter of these vessels for two one year periods.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.
(iv)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.
(v)	Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index.
(*)    Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds a 49% equity interest in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Nine-months ended September 30,		Three-months ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2012	2013	2012	2013
	(Unaudited)

REVENUES:
Voyage revenue	$290,962	$301,700	$94,886	$110,134

EXPENSES:
Voyage expenses	(3,990)	(2,520)	(1,707)	(643)
Voyage expenses – related parties	(2,161)	(2,283)	(709)	(834)
Vessels' operating expenses	(84,700)	(85,904)	(28,335)	(29,552)
General and administrative expenses	(3,086)	(3,283)	(987)	(1,040)
Management fees - related parties	(11,418)	(12,303)	(3,845)	(4,313)
Amortization of dry-docking and special survey costs	(6,017)	(6,135)	(2,081)	(2,106)
Depreciation	(60,182)	(65,158)	(20,301)	(23,669)
Gain/ (Loss) on sale/disposals of vessels	(4,296)	518	(5,599)	(5,942)
Foreign exchange gains (losses)	167	118	(25)	32
Operating income	$115,279	$124,750	$31,297	$42,067

OTHER INCOME (EXPENSES):
Interest income	$1,173	$448	$457	$39
Interest and finance costs	(57,840)	(56,923)	(19,603)	(22,815)
Equity gain on investments	-	295	-	295
Other	(93)	844	8	(3)
Gain/ (Loss) on derivative instruments	(321)	6,821	358	1,361
Total other income (expenses)	$(57,081)	$(48,515)	$(18,780)	$(21,123)
Net Income	$58,198	$76,235	$12,517	$20,944
Distributed earnings allocated to Preferred Stock	-	(585)	-	(585)
Net Income available to common stockholders	$58,198	$75,650	$12,517	$20,359

Earnings per common share, basic and diluted	$0.89	$1.01	$0.18	$0.27
Weighted average number of shares, basic and diluted	65,582,847	74,800,000	67,800,000	74,800,000

COSTAMARE INC.
Consolidated Balance Sheets
	As of December 31,	As of September 30,
(Expressed in thousands of U.S. dollars)	2012	2013
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$120,371
Restricted cash	5,330	6,165
Accounts receivable	2,237	11,840
Inventories	9,398	13,318
Due from related parties	2,616	2,431
Fair value of derivatives	165	-
Insurance claims receivable	1,454	1,651
Accrued charter revenue	5,100	5,028
Prepayments and other	1,862	3,155
Vessels held for sale	4,441	-
Total current assets	$299,924	$163,959
FIXED ASSETS, NET:
Advances for vessels acquisitions	$339,552	$231,134
Vessels, net	1,582,345	2,113,826
Total fixed assets, net	$1,921,897	$2,344,960
NON-CURRENT ASSETS:
Investment in affiliates	$-	$23,470
Deferred charges, net	34,099	31,457
Accounts receivable, non current	-	6,735
Restricted cash	41,992	48,533
Accrued charter revenue	13,422	9,555
Total assets	$2,311,334	$2,628,669

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$162,169	$201,532
Accounts payable	5,882	7,675
Accrued liabilities	9,292	14,326
Unearned revenue	5,595	7,128
Fair value of derivatives	55,701	52,895
Other current liabilities	10,772	2,207
Total current liabilities	$249,411	$285,763
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,399,720	$1,617,751
Fair value of derivatives, net of current portion	125,110	61,808
Unearned revenue, net of current portion	16,641	23,424
Total non-current liabilities	$1,541,471	$1,702,983
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$8	$8
Additional paid-in capital	714,100	762,142
Accumulated deficit	(40,814)	(25,752)
Accumulated other comprehensive loss	(152,842)	(96,475)
Total stockholders’ equity	$520,452	$639,923
Total liabilities and stockholders’ equity	$2,311,334	$2,628,669

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the nine-month and three-month periods ended September 30, 2013 and September 30, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis, (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

	Nine month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2012	2013	2012	2013

Voyage revenue	$290,962	$301,700	$94,886	$110,134
Accrued charter revenue (1)	$3,909	$10,673	$2,924	$4,039
Voyage revenue adjusted on a cash basis (2)	$294,871	$312,373	$97,810	$114,173

Adjusted EBITDA (3)	$190,587	$206,722	$62,475	$77,870

Adjusted Net Income available to common stockholders (3)	$67,721	$78,369	$20,947	$28,734
Weighted Average number of shares	65,582,847	74,800,000	67,800,000	74,800,000
Adjusted Earnings per share (3)	$1.03	$1.05	$0.31	$0.38

EBITDA (3)	$181,064	$204,003	$54,045	$69,495
Net Income	$58,198	$76,235	$12,517	$20,944
Net Income available to common stockholders	$58,198	$75,650	$12,517	$20,359
Weighted Average number of shares	65,582,847	74,800,000	67,800,000	74,800,000
Earnings per share	$0.89	$1.01	$0.18	$0.27

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders

	Nine month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Net Income	$58,198	$76,235	$12,517	$20,944
Distributed earnings allocated to Preferred Stock	-	(585)	-	(585)
Net Income available to common stockholders	58,198	75,650	12,517	20,359
Accrued charter revenue	3,909	10,673	2,924	4,039
(Gain)/ Loss on sale/disposal of vessels	4,296	(518)	5,599	5,942
Realized (Gain)/ Loss on Euro/USD forward contracts	997	(615)	265	(245)
(Gain)/ Loss on derivative instruments	321	(6,821)	(358)	(1,361)

Adjusted Net income available to common stockholders	$67,721	$78,369	$20,947	$28,734
Adjusted Earnings per Share	$1.03	$1.05	$0.31	$0.38
Weighted average number of shares	65,582,847	74,800,000	67,800,000	74,800,000

Adjusted Net income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale of vessels, realized (gain) /loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2012	2013	2012	2013

Net Income	$58,198	$76,235	$12,517	$20,944
Interest and finance costs	57,840	56,923	19,603	22,815
Interest income	(1,173)	(448)	(457)	(39)
Depreciation	60,182	65,158	20,301	23,669
Amortization of dry-docking and special survey costs	6,017	6,135	2,081	2,106
EBITDA	181,064	204,003	54,045	69,495
Accrued charter revenue	3,909	10,673	2,924	4,039
(Gain)/ Loss on sale/disposal of vessels	4,296	(518)	5,599	5,942
Realized (Gain)/ Loss on Euro/USD forward contracts	997	(615)	265	(245)
Gain/ (Loss) on derivative instruments	321	(6,821)	(358)	(1,361)
Adjusted EBITDA	$190,587	$206,722	$62,475	$77,870

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/ (loss) on sale of vessels, realized gain/ (loss) on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.